EXHIBIT 99.1

Caledonia Mining Corporation Plc: Change of Nominated Advisor

ST HELIER, Jersey, Oct. 30, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) ("Caledonia" or the "Company") announces that, following the completion of the all-share merger between Cavendish Securities plc (previously named Cenkos Securities plc) and Cavendish Financial plc (previously named finnCap Group plc), and as a consequence of internal reorganisation within the Cavendish Group, the Company has changed its Nominated Adviser and Joint Broker from Cavendish Securities plc to Cavendish Capital Markets Limited.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39